Exhibit 4.2

-Number -	Secoo Holding Limited	-no. of shares-

INCORPORATED IN THE CAYMAN ISLANDS

SHARE CERTIFICATE

AUTHORISED CAPITAL : US$150,000 divided into 150,000,000 shares of par value of US$0.001 each,

of which: (i) 112,000,000 are designated as Class A ordinary shares of a nominal or par value of US$ 0.001 each,

(ii) 8,000,000 are designated as Class B ordinary shares of a nominal or par value of US$ 0.001 each, and

(iii) 30,000,000 are designated as Reserved Shares of a nominal or par value of US$ 0.001 each.

This is to certify that name of shareholder Of

Address of shareholder

.

is the registered holder of no. of shares Class A ordinary share(s) fully paid and non-assessable, subject to the rules and laws governing the administration of the Company

Given under the Common Seal of the said Company
This day of 2017

The Common Seal of the Company was hereunto affixed in the presence of            .

Director